                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE TO

                                 (RULE 14D-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.


                              EOG RESOURCES, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          EOG RESOURCES, INC. (Issuer)
--------------------------------------------------------------------------------
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

        FIXED RATE CUMULATIVE PERPETUAL SENIOR PREFERRED STOCK, SERIES A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26875P408
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                              Barry Hunsaker, Jr.
                              EOG Resources, Inc.
                          1200 Smith Street, Suite 300
                              Houston, Texas 77002
                           Telephone: (713) 651-6940
                           Facsimile: (713) 651-6987
--------------------------------------------------------------------------------
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing persons)



                                With copies to:
                                Arthur H. Rogers
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                             Houston, TX 77010-3095
                           Telephone: (713) 651-5151
                           Facsimile: (713) 651-5246
--------------------------------------------------------------------------------

                           CALCULATION OF FILING FEE

           Transaction Valuation*                   Amount of Filing Fee
                $100,000.00                               $26,400

* Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
    RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  $26,400
--------------------------------------------------------------------------------

Form or Registration No.:  Registration Statement on Form S-4 (No. 333-36056)
--------------------------------------------------------------------------------

Filing Party:  EOG Resources, Inc.
--------------------------------------------------------------------------------

Date Filed:  2 May 2000
--------------------------------------------------------------------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] THIRD-PARTY OFFER SUBJECT TO RULE 14D-1.

[X] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by EOG Resources, Inc., a Delaware corporation (the "Company"), to exchange 100,000 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A, for 100,000 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B (the "Exchange Offer"). The prospectus relating to the Exchange Offer and the related Letter of Transmittal, instructions thereto and other relevant documents, included as Exhibit 99.1, are included in a Registration Statement on Form S-4 (the "S-4") filed May 2, 2000, as amended (Registration No. 333-36056). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following language:

         The Exchange Offer expired at 5:00 p.m., New York City time, on Thursday, July 20, 2000, and was not extended. 100,000 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A (the "Series A Preferred Stock") were validly tendered and not withdrawn prior to the expiration of the Exchange Offer. The Company accepted 100,000 shares of the Series A Preferred Stock and issued 100,000 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B in exchange.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 By: /s/ DAVID R. LOONEY
                                     ------------------------------------------
                                     David R. Looney, Vice President, Finance



                                 Dated July 24, 2000